EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

The following discussion solely reflects results from continuing operations, unless otherwise noted. As described in Note 16, Discontinued Operations, in the notes to our condensed consolidated financial statements (unaudited) included in this report, the drybulk carriers that we owned and chartered to our customers (the “Drybulk Business”) are presented as discontinued operations.

Three months ended March 31, 2008 compared to three months ended March 31, 2007

During the three months ended March 31, 2008, we had an average of 36.3 containerships in our fleet. During the three months ended March 31, 2007, we had an average of 31.0 containerships in our fleet. We took delivery of three 2,200 TEU containerships on February 11, 2008, March 18, 2008 and March 20, 2008. We also sold one 5,506 TEU containership in our fleet on January 15, 2008 and one 3,101 TEU containership on January 25, 2008, respectively.

Operating Revenue

Operating revenue increased 12.7%, or $7.9 million, to $69.9 million in the three months ended March 31, 2008, from $62.0 million in the three months ended March 31, 2007. The increase was primarily a result of the addition to our fleet of eleven vessels, a 4,300 TEU containership on October 9, 2007, two 4,253 TEU vessels on September 10, 2007 and November 27, 2007, respectively, and eight 2,200 TEU secondhand vessels on July 23, 2007, August 20, 2007, September 5, 2007, October 2, 2007, October 15, 2007, February 11, 2008, March 18, 2008 and March 20, 2008, respectively, which collectively contributed revenues of $15.6 million during the three months ended March 31, 2008. Moreover, a 4,300 TEU vessel, which was added to our fleet on March 12, 2007, contributed additional operating revenues of $1.9 million during the three months ended March 31, 2008 compared to the amount such vessel contributed in the three months ended March 31, 2007. Our sale of three 5,506 TEU containerships in 2007, one 5,506 TEU containership and one 3,101 TEU containership in 2008, reduced operating revenues by an aggregate of $9.2 million during the three months ended March 31, 2008 compared to the contribution of these vessels during the three months ended March 31, 2007. Further, vessels contributed $0.4 million less revenues during the 2008 period compared to the 2007 period due to more scheduled off-hire days in the three months ended March 31, 2008, partially offset by higher charter rates achieved due to the re-chartering of certain vessels that contributed higher revenues during the three months ended March 31, 2008 compared to the three months ended March 31, 2007.

Voyage Expenses

Voyage expenses were $1.6 million in the three months ended March 31, 2008, representing a decrease of $0.2 million or 11.1%, from $1.8 million in the three months ended March 31, 2007.

Vessel Operating Expenses

Vessel operating expenses increased 29.4%, or $4.5 million, to $19.8 million in the three months ended March 31, 2008, from $15.3 million in the three months ended March 31, 2007. The increase was due to the 17.1% increase in the average number of our vessels in our fleet and a general increase in costs experienced by the overall industry during the three months ended March 31, 2008.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs expense increased 14.3%, or $0.2 million, to $1.6 million in the three months ended March 31, 2008, from $1.4 million in the three months ended March 31, 2007. The increase reflects higher drydocking costs over the course of the last twelve months, which were subject to amortization during the three months ended March 31, 2008 compared to the three months ended March 31, 2007.

Depreciation

Depreciation expense increased 20.4%, or $2.0 million, to $11.8 million in the three months ended March 31, 2008, from $9.8 million in the three months ended March 31, 2007. The increase in depreciation expense was due to the increase in the average number of vessels in our fleet.

General and Administrative Expenses

General and administrative expenses increased 27.3%, or $0.6 million, to $2.8 million in the three months ended March 31, 2008, from $2.2 million in the three months ended March 31, 2007. The increase was mainly a result of increased fees of $0.3 million paid to our Manager in the three months ended March 31, 2008 compared to the three months ended March 31, 2007, based on an increase in the average number of our vessels in our fleet. In addition, public company related costs (such as audit fees, legal fees, director and officer remuneration, stock exchange fees and director and officer insurance premiums) were higher by $0.3 million in the three months ended March 31, 2008 compared to the three months ended March 31, 2007.

Interest Expense and Interest Income

Interest expense increased by $2.7 million, or 49.1%, to $8.2 million in the three months ended March 31, 2008, from $5.5 million in the three months ended March 31, 2007. The change in interest expense was primarily due to the increase in our average indebtedness by 114.3% in the three months ended March 31, 2008 compared to the three months ended March 31, 2007. This resulted in an increase in interest of approximately $10.1 million, partially offset by the financing of our extensive new-building program, which resulted in interest capitalization of $10.2 million for the three months ended March 31, 2008 as opposed to $2.8 million of capitalized interest for the three months ended March 31, 2007. Interest income decreased by $0.2 million, to $1.1 million in the three months ended March 31, 2008, from $1.3 million in the three months ended March 31, 2007. The decrease in interest income was mainly attributable to lower interest rates, partially offset by higher average bank deposits, during the three months ended March 31, 2008 as opposed to the three months ended March 31, 2007.

Other Expense, Net

Other expenses, net, were $(0.3) million for the three months ended March 31, 2008, compared to $(2.8) million in the three months ended March 31, 2007, a $2.5 million smaller expense. This smaller expense in the three months ended March 31, 2008 was mainly due to a non recurring loss of $2.6 million for the three months ended March 31, 2007, attributable to an adjustment on the fair value of debt that was denominated in Japanese Yen that was subsequently converted to debt denominated in United States dollars during the second quarter of 2007.

Discontinued Operations

We did not carry on any discontinued operations during the three months ended March 31, 2008, while during the three months ended March 31, 2007, there was net income from discontinued operations of $76.5 million. As discussed in Note 16, Discontinued Operations, in our condensed consolidated financial statements (unaudited) included elsewhere in this report, we have determined that our Drybulk Business should be reflected as discontinued operations.

Liquidity and Capital Resources

Historically, our principal source of funds has been equity provided by our stockholders, operating cash flows, long-term bank borrowings and, more recently, proceeds from our initial public offering in October 2006.  Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards and environmental laws and regulations and to fund working capital requirements.

Our primary short-term liquidity needs are to fund our vessel operating expenses and dividend payments to our shareholders. Our medium-term liquidity needs primarily relate to the purchase of the 34 additional containerships for which we have contracted and for which we had scheduled future payments through the delivery of the final contracted vessel during 2011 aggregating $2.6 billion as of March 31, 2008.  Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from our credit facilities, cash from operations and debt and, possibly, equity financings.  We believe that currently secured sources of funds will be sufficient to meet our liquidity needs through the third quarter of 2009, since our contracted revenue together with our senior revolving credit facilities with RBS and Aegean Baltic Bank and HSH Nordbank, along with our new credit facility with Emporiki Bank and the new credit facilities with Credit Suisse and Deutsche Bank for which we have entered commitment letters, will be sufficient to meet our currently projected liquidity needs for that period.

In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million.  We used the proceeds from this sale to fund contracted vessel acquisitions.  We received payment of 10% of the aggregate sale price of the six drybulk vessels upon entering into the sales agreements, the remaining 90% of the sale price was paid to us upon delivery of each vessel to the purchaser upon expiration of the vessel’s then-existing charter.  We delivered all six of these vessels to the purchaser upon expiration of their charters during 2007, after which we account for the drybulk carriers we have owned since 2002 as discontinued operations.

The following table summarizes the cash flows from our continuing operations and our discontinued operations for each of the three months ended March 31, 2008 and 2007:

	Combined Containership and Drybulk Carrier Fleet		Discontinued Operations		Continuing Operations
	Three months ended March 31,		Three months ended March 31,		Three months ended March 31,
	2008	2007	2008	2007	2008	2007
			(In thousands)
Net cash provided by operating activities	$36,063	$27,167	$—	$3,100	$36,063	$24,067
Net cash (used in)/provided by investing Activities	(159,063)	48,156	—	116,984	(159,063)	(68,828)
Net cash provided by/(used in) financing activities*	123,220	(82,892)	—	(120,084)	123,220	37,192

*            Financing items in this line include deemed transactions or movements between vessel-owning subsidiaries and the parent company resulting from centralized treasury operations.

We believe that the sale of the drybulk carrier fleet and the subsequent loss of the net cash from operating activities attributed to it will be partially offset by cash flows from the seven containerships we have added to our fleet since the disposal of the drybulk carrier fleet.  Furthermore, the drybulk carrier fleet’s proportional contribution to our cash flows from operating activities had been decreasing mainly as a result of the growth of our containership fleet.

Net cash from investing activities attributed to the discontinued operations was zero during the three months ended March 31, 2008. Net cash from investing activities attributed to the discontinued operations was $117.0 million during the three months ended March 31, 2007, representing the sale proceeds from the sale of five drybulk carriers, the Fivos, the Alexandra I, the Dimitris C, the Roberto C and the Maria C. Net cash from financing activities attributed to the drybulk carrier fleet was zero during the three months ended March 31, 2008. Net cash used in financing activities attributed to the drybulk carrier fleet reflects the payments of long-term debt, offset by funds provided by borrowings under our credit facilities that were attributable to the drybulk carriers as well as cash distributions from our drybulk carrier-owning subsidiaries attributable to activities other than operating activities, during the three months ended March 31, 2007.

Under our multi-year charters as of March 31, 2008, we had contracted revenues of $228.8 million for the remainder of 2008, $333.6 million for 2009 and, thereafter, approximately $6.6 billion.

We currently intend to pay a quarterly dividend of $0.465 per share, or $1.86 per share per annum.  Our dividend policy will impact our future liquidity needs, however, we currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors.

We paid our first quarterly dividend as a public company of $0.44 per share on February 14, 2007, and subsequent dividends of $0.44 per share, $0.44 per share, $0.465 per share and $0.465 per share on May 18, 2007, August 17, 2007, November 16, 2007 and February 14, 2008, respectively, and declared a dividend of $0.465 per share on April 18, 2008 payable on May 14, 2008 to all shareholders of record as of April 30, 2008.

We had approximately $690.0 million of undrawn availability under our credit facilities, including credit facilities for which we had commitment letters, as of March 31, 2008.

Cash Flows

The discussion of our cash flows below includes cash flows attributable to both our containership fleet and the discontinued operations of the drybulk carriers for all periods discussed, which is consistent with the presentation of our condensed consolidated statement of cash flows included elsewhere in this report.

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased 32.7%, or $8.9 million, to $36.1 million in the three months ended March 31, 2008 compared to $27.2 million in the three months ended March 31, 2007. The increase was primarily the result of a favorable change in working capital position of $10.2 million, partially offset by increased payments of $1.3 million attributed to drydockings in the three months ended March 31, 2008 as opposed to the same period in 2007.

Net Cash (Used in)/Provided by Investing Activities

Net cash flows used in investing activities decreased by $207.3 million, to $(159.1) million in the three months ended March 31, 2008 compared to $48.2 million in the three months ended March 31, 2007. The difference primarily reflects the funds used to acquire secondhand vessels of $93.1 million in the three months ended March 31, 2008 as opposed to $55.8 million in the three months ended March 31, 2007, cash received of $16.9 million on March 7, 2008, in respect of certain lease arrangements (refer to Note 9, Lease Arrangements in our condensed consolidated financial statements included elsewhere in this report) that partially offset the cash used to acquire vessels, installment payments for newbuildings of $137.3 million in the three months ended March 31, 2008 as opposed to $57.6 million during the three months ended March 31, 2007 and proceeds from sale of vessels of $54.5 million in the three months ended March 31, 2008 as opposed to $161.5 million in the same period of 2007.

Net Cash Provided by/(Used in) Financing Activities

Net cash flows provided by financing activities increased $206.1 million, to $123.2 million in the three months ended March 31, 2008 compared to $(82.9) million in the three months ended March 31, 2007. The increase is primarily due to the proceeds from long-term debt of $185.0 million during the three months ended March 31, 2008 as opposed to $121.5 million in the three months ended March 31, 2007. In addition, repayment of indebtedness was reduced to $40.2 million in the three months ended March 31, 2008 as opposed to $182.4 million in the three months ended March 31, 2007.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities:

Lender(1)	Remaining Available Principal Amount(1)	Outstanding Principal Amount(1)	Interest Rate	Maturity	Remaining Repayment Installments
THE ROYAL BANK OF SCOTLAND(2)	$153.1 million	$511.6 million	LIBOR+ 0.75%	Due February 20, 2012

Concerns a loan facility of up to $700.0 million advanced to our vessel-owning subsidiaries in order to partially finance the construction of new vessels and the repayment of a previously existing facility. This facility is non-amortizing until the end of the fifth year (i.e., February 20, 2012).

HSH NORDBANK(3)	—	$44.0 million	LIBOR+ 0.775%	Due March 2014	24 quarterly installments of $1.0 million; Balloon: $20.0 million

KEXIM(4)	—	$88.6 million	FIXED at 5.0125%	Due November 2016	33 quarterly installments of $2.6 million; plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

KEXIM-FORTIS(5)	—	$121.0 million	$126.6 million FIXED at 5.02%; and $9.0 million: LIBOR+1.25%	Due October 2018 and January 2019	21 semi-annual installments of $5.625 million; plus installments of $2.14 million and $0.7 million plus a balloon payment of $9.0 million payable in October 2018 and January 2019, respectively.

Lender(1)	Remaining Available Principal Amount(1)	Outstanding Principal Amount(1)	Interest Rate	Maturity	Remaining Repayment Installments
AEGEAN BALTIC BANK-HSH NORDBANK(6)	$25.0 million	$675.0 million	LIBOR+ 0.70%	Due November 14, 2011

Concerns a loan facility of up to $700.0 million advanced to our vessel-owning subsidiaries in order to partially finance the construction of the new vessels and the repayment of an old loan facility. This revolving credit facility shall be non-amortizing for the first five years and the repayment schedule as well as the balloon will be determined based upon the weighted average age of the vessels that will comprise the securities portfolio for this loan at the end of the fifth year (i.e., November 14, 2011).

EMPORIKI BANK OF GREECE S.A. (7)	$109.4 million	$47.4 million	LIBOR+ 0.65%	The earlier of the twelfth anniversary of the last drawdown and June 30, 2021

Concerns a loan facility of up to $156.8 million advanced to our vessel-owning subsidiaries in order to partially finance the construction of new vessels. The credit facility will be repaid over a 12 year period, with two years’ grace period, in 20 equal consecutive semiannual installments of $4.25 million and a balloon payment of $71.8 million along with the final installment.

As of March 31, 2008, the following vessels in our fleet were unencumbered: the Montreal Senator (ex Pacific Bridge), the MSC Eagle (ex Eagle Express), the Helderberg and the Sederberg.

(1)	As of March 31, 2008.
(2)

Our credit facility with RBS was, as of March 31, 2008, collateralized by mortgages and other security relating to the Maersk Constantia, the MOL Confidence, the YM Colombo (ex Norasia Integra), the YM Seattle, the YM Singapore (ex Norasia Atria) and the YM Vancouver and assigned refund guarantees related to pre-delivery installments for the HN H1022A, the HN S-456, the HN S-457, the HN S-458, the HN S-459, the HN S-460 and the HN S-461.

(3)	Our credit facility with HSH Nordbank AG was, as of March 31, 2008, collateralized by mortgages and other security relating to the Maersk Deva (ex Vancouver Express) and the Maersk Derby.
(4)	Our KEXIM credit facility was, as of March 31, 2008, collateralized by mortgages and other security relating to the CSCL Europe and the MSC Baltic (ex CSCL America).
(5)	Our KEXIM-FORTIS credit facility was, as of March 31, 2008, collateralized by mortgages and other security relating to the CSCL Pusan and the CSCL Le Havre.
(6)

Our credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG was, as of March 31, 2008, collateralized by mortgages and other security relating to the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the CMA CGM Passiflore, the MOL Affinity (ex Hyundai Commodore), the Hyundai Duke, the CMA CGM Vanille, the Maersk Marathon, the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future and the Hyundai Sprinter and assigned refund guarantees related to pre-delivery installments for the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004.

(7)	Our Emporiki Bank of Greece credit facility was, as of March 31, 2008, collateralized by refund guarantees relating to vessels HN S4001 and HN S4002, which are currently under construction.

Our credit facilities contain financial covenants requiring us to:

•                  maintain a market value adjusted net worth of at least $400.0 million and stockholders’ equity of at least $250.0 million;

•                  ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times;

•                  maintain adjusted stockholders’ equity in excess of 30.0% of our total market value adjusted assets;

•                  ensure that our outstanding bank debt does not exceed 75.0% of the aggregate value of our vessels mortgaged under the relevant credit facility;

•                  ensure that our total liabilities (after deducting cash and cash equivalents), will be no more than 70.0% of the our total market value adjusted assets;

•                  maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of our total indebtedness until November 14, 2011 and 4% of our total indebtedness at all times thereafter; and

•                  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

As of March 31, 2008, we were in compliance with each of these financial ratio requirements and financial covenants.

New Credit Suisse Credit Facility

On February 28, 2008, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, signed a commitment letter with Credit Suisse for a credit facility in an amount equal to the lower of (i) $221.6 million and (ii) 80% of the delivered costs of three new vessels, a 4,250 TEU containership, the HN 1699, a 6,500 TEU containership, the HN S4003, and a 6,500 TEU containership, the HN N-214.

The interest rate on the Credit Suisse facility will be LIBOR plus 0.675%. The credit facility will be repaid in 28 consecutive quarterly installments of $4.0 million with the first installment due on the earlier of (i) 39 months after delivery of the last vessel and (ii) March 31, 2013 and a final balloon payment of $109.6 million along with the final installment.

New Deutsche Bank Credit Facility

On March 14, 2008, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, signed a commitment letter with Deutsche Bank for a credit facility of up to $180 million in relation to the acquisition of three 4,253 TEU containerships, the HN 1670, the HN 1671 and the HN 1672.

The interest rate on the Deutsche Bank credit facility will be LIBOR plus 0.685%. The credit facility will be repaid in 32 consecutive quarterly installments of $2.5 million, with the first installment due on December 31, 2010 and a final balloon payment of $100.0 million along with the final installment.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. See Note 11, Financial Instruments, to our condensed consolidated financial statements (unaudited) included in this report.

Capitalization

The table below sets forth our consolidated capitalization as of March 31, 2008:

•      on an actual basis; and

•      on an as adjusted basis to reflect additional borrowings of $87.0 million in the period from April 1, 2008 to April 30, 2008.

There have been no material changes to our capitalization as adjusted in the table below since March 31, 2008.  This table should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included in this report.

	As of March 31, 2008
	(Dollars in thousands)
	Actual	As Adjusted
Debt:
Current portion of secured long term debt	$25,619	$25,619
Long term secured debt, net of current portion	1,478,894	1,565,894
Total debt	1,504,513	1,591,513

Stockholders’ equity:
Common stock, par value $.01 per share; 200,000,000 shares authorized; 54,557,500 shares issued and outstanding	546	546
Additional paid-in capital	288,530	288,530
Other comprehensive loss	(179,385)	(179,385)
Retained earnings	396,867	396,867
Total stockholders’ equity	506,558	506,558
Total capitalization	$2,011,071	$2,098,071

Recent Developments

On January 23, 2008, the Board of Directors declared a dividend of $0.465 per common share for the fourth quarter of 2007 for all shareholders of record as of January 30, 2008, which was paid on February 14, 2008. On April 18, 2008 the Board of Directors declared a dividend of $0.465 per common share for the first quarter of 2008 payable on May 14, 2008 to all shareholders of record as of April 30, 2008.

During the first months of 2008, we entered into one definite loan agreement and two commitment letters for term loan facilities in the total amount of approximately $560 million to finance part of its new-building program. The facilities have been fully underwritten by Credit Suisse, Deutsche Bank and Emporiki Bank, a subsidiary of Credit Agricole, at a weighted average rate of 0.67% over LIBOR.

Off-Balance Sheet Arrangements

We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safeharbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of March 31, 2008 and December 31, 2007 (unaudited)	F-2

Condensed Consolidated Statements of Income for the Three Months Ended March 31, 2008 and 2007 (unaudited)	F-3

Condensed Consolidated Statements of Cash Flows for Three Months Ended March 31, 2008 and 2007 (unaudited)	F-4

Notes to the Condensed Consolidated Financial Statements	F-5

DANAOS CORPORATION
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share and per share amounts)

	Notes	As of March 31, 2008	As of December 31, 2007
		(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$63,715	$63,495
Restricted cash	3	41,207	46,179
Accounts receivable, net		2,967	4,321
Inventories		6,538	5,761
Prepaid expenses		683	886
Due from related parties		8,088	4,595
Other current assets		6,520	7,751
Total current assets		129,718	132,988

NON-CURRENT ASSETS
Fixed assets, net	4	$1,198,387	$1,182,505
Advances for vessels under construction	5	882,814	745,534
Deferred charges, net	6	12,694	10,431
Other non-current assets	7, 11b	3,212	333
Total non-current assets		2,097,107	1,938,803
Total assets		$2,226,825	$2,071,791

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable		$14,335	$11,571
Accrued liabilities		5,963	5,816
Long-term debt, current portion	10	25,619	25,619
Unearned revenue, current portion		7,214	6,705
Other current liabilities	8a	1,326	1,402
Total current liabilities		54,457	51,113

LONG-TERM LIABILITIES
Long-term debt, net of current portion	10	$1,478,894	$1,330,927
Unearned revenue, net of current portion		7,768	8,310
Other long-term liabilities	8b,11a,b	179,148	56,537
Total long-term liabilities		1,665,810	1,395,774
Total liabilities		$1,720,267	$1,446,887

Commitments and Contingencies	12	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (5,000,000 preferred shares, par value $.01, authorized and not issued)		—	—
Common stock (200,000,000 common shares, par value $.01, authorized and 54,557,500 common shares, par value $.01 issued and outstanding as of March 31, 2008 and December 31, 2007)	14	546	546
Additional paid-in capital		288,530	288,530
Accumulated other comprehensive loss	15, 11a,c	(179,385)	(54,886)
Retained earnings		396,867	390,714
Total stockholders’ equity		506,558	624,904
Total liabilities and stockholders’ equity		$2,226,825	$2,071,791

The accompanying notes are an integral part of these condensed financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended March 31,
	Notes	2008	2007
		(unaudited)	(unaudited)

OPERATING REVENUES		$69,877	$62,028

OPERATING EXPENSES:
Voyage expenses		(1,590)	(1,754)
Vessel operating expenses		(19,810)	(15,304)
Depreciation	4	(11,759)	(9,751)
Amortization of deferred drydocking and special survey costs	6	(1,610)	(1,420)
Bad debt expense		(46)	—
General and administration expenses		(2,813)	(2,194)
Gain/(loss) on sale of vessels	13	5,582	(206)
Income From Operations		37,831	31,399

OTHER INCOME (EXPENSE):
Interest income		1,086	1,264
Interest expense		(8,172)	(5,476)
Other finance costs, net		(425)	(561)
Other expenses, net		(293)	(2,827)
Gain on fair value of derivatives		1,490	107
Total Other Expenses, net		(6,314)	(7,493)

Net Income from continuing operations		$31,517	$23,906
Net Income from discontinued operations		$5	$76,460
Net Income		$31,522	$100,366

EARNINGS PER SHARE

Basic and diluted net income per share (from continuing operations)		$0.58	$0.44
Basic and diluted net income per share (from discontinued operations)		$—	$1.40
Basic and diluted weighted average number of shares		54,558	54,558
EARNINGS PER SHARE
Basic and diluted net income per share		$0.58	$1.84
Basic and diluted weighted average number of shares		54,558	54,558

The accompanying notes are an integral part of these condensed financial statements.

DANAOS CORPORATION
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	Three months ended March 31,
	2008	2007
	(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net income	$31,522	$100,366

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,759	10,169
Amortization of deferred drydocking and special survey costs	1,610	1,504
Written off amount of drydocking/special survey	181	—
Written off amount of finance costs	—	284
Amortization of finance costs	33	43
Payments for drydocking/special survey	(3,184)	(1,858)
Gain on sale of vessels	(5,582)	(72,696)
Change in fair value of derivative instruments	(1,781)	2,409

(Increase)/Decrease in:
Accounts receivable	1,354	(691)
Inventories	(777)	(898)
Prepaid expenses	203	(714)
Due from related parties	(3,493)	(6,517)
Other assets, current and long-term	1,340	1,204

Increase/(Decrease) in:
Accounts payable	2,764	(836)
Accrued liabilities	147	(2,585)
Unearned revenue (including long-term)	(33)	(2,063)
Other liabilities, current and long-term	—	46
Net Cash provided by Operating Activities	36,063	27,167

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessel acquisitions	(76,240)	(55,751)
Vessels under construction	(137,280)	(57,580)
Proceeds from sale of vessels	54,457	161,487
Net Cash (used in)/provided by Investing Activities	(159,063)	48,156

Cash Flows from Financing Activities:
Proceeds from long-term debt	185,013	121,500
Payments of long-term debt	(40,217)	(182,358)
Dividends paid	(25,369)	(24,005)
Deferred finance costs	(1,089)	(500)
Deferred public offering costs	(90)	—
Decrease of restricted cash	4,972	2,471
Net Cash provided by/(used in) Financing Activities	123,220	(82,892)

Net Increase/(Decrease) in Cash and Cash Equivalents	220	(7,569)
Cash and Cash Equivalents, Beginning of Period	63,495	43,075
Cash and Cash Equivalents, End of Period	$63,715	$35,506

Supplementary Cash Flow information
Decrease in vessels’ values in respect of lease arrangements	$16,944	$—
Cash paid for interest	$20,429	$11,232

 The accompanying notes are an integral part of these condensed financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1              Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998, under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below.  Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005.  In connection with the redomiciliation, the Company changed its name to Danaos Corporation.  On October 14, 2005 the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation.  Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increases to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. See Note 14, Stockholders’ Equity, for additional information.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, Danaos’s consolidated financial position as of March 31, 2008, the consolidated results of operations for the three months ended March 31, 2008 and 2007 and the consolidated cash flows for the three months ended March 31, 2008 and 2007. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’s Annual Report on Form 20-F for the year ended December 31, 2007. The results of operations for the three months ended March 31, 2008, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Company’s vessels operate worldwide, carrying containers for many of the world’s leading charterers. The Company manages its operations from its offices in Piraeus, Greece.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships  that are under the exclusive management of a related party of the Company.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.  The Company also consolidates entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) if it determines that it is the primary beneficiary.  The Company does not have any variable interest entities. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

1              Basis of Presentation and General Information (continued)

As of March 31, 2008, Danaos included the vessel owning (including vessels under contract and/or construction) companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Vessel Type	Year Built	TEU
Deleas Shipping Ltd.	July 28, 1987	Pacific Bridge	Container	1984	2,130
Seasenator Shipping Ltd.	June 7, 1996	Norasia Hamburg	Container	1989	3,908
Seacaravel Shipping Ltd.	June 7, 1996	YM Yantian	Container	1989	3,908
Peninsula Maritime Inc.	June 10, 1997	MSC Eagle	Container	1978	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	Container	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	Container	1991	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	Container	1991	2,917
Saratoga Trading S.A.	May 8, 1998	YM Milano	Container	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	CMA CGM Passiflore	Container	1986	3,039
Independence Navigation Inc.	October 9, 2002	CMA CGM Vanille	Container	1986	3,045
Victory Shipholding Inc.	October 9, 2002	CMA CGM Lotus	Container	1988	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	Container	1992	4,651
Commodore Marine Inc.	April 14, 2003	Hyundai Commodore	Container	1992	4,651
Helderberg Maritime Inc.	June 11, 2003	S.A. Helderberg	Container	1977	3,101
Sederberg Maritime Inc.	June 11, 2003	Sederberg	Container	1978	3,101
Constantia Maritime Inc.	June 11, 2003	Maersk Constantia	Container	1979	3,101
Containers Services Inc.	May 30, 2002	Maersk Deva	Container	2004	4,253
Containers Lines Inc.	May 30, 2002	Maersk Derby	Container	2004	4,253
Oceanew Shipping Ltd.	January 3, 2002	CSCL Europe	Container	2004	8,468
Oceanprize Navigation Ltd.	January 20, 2003	MSC Baltic	Container	2004	8,468
Federal Marine Inc.	February 14, 2006	MOL Confidence	Container	1994	4,651
Karlita Shipping Co. Ltd.	February 21, 2003	CSCL Pusan	Container	2006	9,580
Ramona Marine Co. Ltd.	February 21, 2003	CSCL Le Havre	Container	2006	9,580
Boxcarrier (No 6) Corp.	June 27, 2006	Maersk Marathon	Container	1991	4,814
Boxcarrier (No 7) Corp.	June 27, 2006	Maersk Messologi	Container	1991	4,814
Boxcarrier (No 8) Corp	November 16, 2006	Maersk Mytilini	Container	1991	4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	Container	2004	4,300
Seacarriers Services Inc.	June 28, 2005	YM Seattle	Container	2007	4,253
Speedcarrier (No 1) Corp.	June 28, 2007	Hyundai Vladivostok	Container	1997	2,200
Speedcarrier (No 2) Corp.	June 28, 2007	Hyundai Advance	Container	1997	2,200
Speedcarrier (No 3) Corp.	June 28, 2007	Hyundai Stride	Container	1997	2,200
Speedcarrier (No 5) Corp.	June 28, 2007	Hyundai Future	Container	1997	2,200
Speedcarrier (No 4) Corp.	June 28, 2007	Hyundai Sprinter	Container	1997	2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	Container	2004	4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	Container	2007	4,253
Speedcarrier (No 7) Corp.	December 6, 2007	Hyundai Highway	Container	1998	2,200
Speedcarrier (No 6) Corp.	December 6, 2007	Hyundai Progress	Container	1998	2,200
Speedcarrier (No 8) Corp.	December 6, 2007	Hyundai Bridge	Container	1998	2,200

1              Basis of Presentation and General Information (continued)

Company	Date of Incorporation	Vessel Name	Vessel Type	Year Built		TEU
Vessels under construction
Bayview Shipping Inc.	March 22, 2006	Hull No. 1670	Container	2008	**	4,253
Channelview Marine Inc.	March 22, 2006	Hull No. 1671	Container	2008	***	4,253
Balticsea Marine Inc.	March 22, 2006	Hull No. 1672	Container	2008	****	4,253
Continent Marine Inc	March 22, 2006	Hull No. 1673	Container	2008	****	4,253
Medsea Marine Inc	May 8, 2006	Hull No. 1698	Container	2009	*	4,253
Blacksea Marine Inc	May 8, 2006	Hull No. 1699	Container	2009	*	4,253
Boxcarrier (No 1) Corp.	June 27, 2006	Hull No. S4001	Container	2009	*	6,500
Boxcarrier (No 2) Corp.	June 27, 2006	Hull No. S4002	Container	2009	*	6,500
Boxcarrier (No 3) Corp.	June 27, 2006	Hull No. S4003	Container	2009	*	6,500
Boxcarrier (No 4) Corp.	June 27, 2006	Hull No. S4004	Container	2009	*	6,500
Boxcarrier (No 5) Corp.	June 27, 2006	Hull No. S4005	Container	2009	*	6,500
Teucarrier (No 1) Corp.	January 31, 2007	Hull No. Z00001	Container	2010	*	8,530
Teucarrier (No 2) Corp.	January 31, 2007	Hull No. Z00002	Container	2010	*	8,530
Teucarrier (No 3) Corp.	January 31, 2007	Hull No. Z00003	Container	2010	*	8,530
Teucarrier (No 4) Corp.	January 31, 2007	Hull No. Z00004	Container	2010	*	8,530
Expresscarrier (No 1) Corp.	March 5, 2007	Hull No. N-214	Container	2009	*	6,500
Expresscarrier (No 2) Corp.	March 5, 2007	Hull No. N-215	Container	2010	*	6,500
Expresscarrier (No 3) Corp.	March 5, 2007	Hull No. N-216	Container	2010	*	6,500
Expresscarrier (No 4) Corp.	March 5, 2007	Hull No. N-217	Container	2010	*	6,500
Expresscarrier (No 5) Corp.	March 5, 2007	Hull No. N-218	Container	2010	*	6,500
CellContainer(No 1) Corp.	March 23, 2007	Hull No. N-219	Container	2009	*	3,400
CellContainer(No 2) Corp.	March 23, 2007	Hull No. N-220	Container	2010	*	3,400
CellContainer(No 3) Corp.	March 23, 2007	Hull No. N-221	Container	2010	*	3,400
CellContainer(No 4) Corp.	March 23, 2007	Hull No. N-222	Container	2010	*	3,400
CellContainer(No 5) Corp.	March 23, 2007	Hull No. N-223	Container	2010	*	3,400
Teucarrier (No. 5) Corp.	September 17, 2007	Hull No. H1022A	Container	2010	*	8,530
Megacarrier (No. 1) Corp.	September 10, 2007	Hull No. S-456	Container	2011	*	12,600
Megacarrier (No. 2) Corp.	September 10, 2007	Hull No. S-457	Container	2011	*	12,600
Megacarrier (No. 3) Corp.	September 10, 2007	Hull No. S-458	Container	2011	*	12,600
Megacarrier (No. 4) Corp.	September 10, 2007	Hull No. S-459	Container	2011	*	12,600
Megacarrier (No. 5) Corp.	September 10, 2007	Hull No. S-460	Container	2011	*	12,600
Cellcontainer (No.6) Corp.	October 31, 2007	Hull No. S-461	Container	2011	*	10,100
Cellcontainer (No.7) Corp.	October 31, 2007	Hull No. S-462	Container	2011	*	10,100
Cellcontainer (No.8) Corp.	October 31, 2007	Hull No. S-463	Container	2011	*	10,100

*	Estimated completion date.
**	Scheduled to be delivered to the Company in July 2008.
***	Scheduled to be delivered to the Company in September 2008.
****	Scheduled to be delivered to the Company in November 2008.
*****	Scheduled to be delivered to the Company in December 2008.

2                 Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”) “Fair Value Measurement.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of FASB Statement No. 157, “Fair Value Measurement”, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. Those portions of SFAS 157 that were effective for Danaos Corporation for the fiscal year beginning on January 1, 2008 did not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements”. The adoption of SFAS 159 did not have an effect on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”), which replaces FASB Statement No. 141.  SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination.  SFAS 141R is effective as the beginning of an entity’s fiscal year that begins after December 15, 2008, which will be the Company’s year beginning  January 1, 2009.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51” (“SFAS 160”).  SFAS 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity.  The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary.  This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to the Company’s year beginning January 1, 2009.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (SFAS 161) “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on the Company’s consolidated financial statements.

3                 Restricted Cash

Restricted cash was comprised of the following (in thousands):

	Retention	Restricted Deposits	Total
As of December 31, 2007	$4,557	$41,622	$46,179

As of March 31, 2008	$46	$41,161	$41,207

Restricted deposits represent cash collateral placed in two restricted accounts. Pursuant to guarantee facility agreements with HSH Nordbank and the Royal Bank of Scotland, the Company entered into agreements amounting to $148 million and $35.3 million, respectively. The restricted cash amount in HSH Nordbank and the Royal Bank of Scotland will be reduced accordingly so as to at all times represent 25% and 20% of the outstanding / guaranteed amount, respectively. Restricted cash was $41.2 million as of March 31, 2008.

4                 Vessels

Vessels’ cost and accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2007	$1,213,855	$(197,247)	$1,016,608
Additions from continuing operations	423,192	(40,622)	382,570
Additions from discontinued operations	—	(471)	(471)
Disposals from continuing operations	(167,793)	34,279	(133,514)
Disposals from discontinued operations	(70,246)	16,827	(53,419)
Decrease in vessels’ values in respect of lease arrangements (a)	(29,269)	—	(29,269)
As of December 31, 2007	$1,369,739	$(187,234)	$1,182,505
Additions from continuing operations	93,184	(11,759)	81,425
Disposals from continuing operations	(59,505)	10,906	(48,599)
Decrease in vessels’ values in respect of lease arrangements (a)	(16,944)	—	(16,944)
As of March 31, 2008	$1,386,474	$(188,087)	$1,198,387

a)	Vessels with a cost of $373.4 million and net book value of $341.9 million on March 31, 2008 which were subject to certain leasing arrangements are explained in Note 9, Lease Arrangements.

I.	On February 11, 2008, the Company acquired a 2,200 TEU secondhand vessel Hyundai Progress, built in 1998 for $30.4 million.

II.	On March 18, 2008, the Company acquired a 2,200 TEU secondhand vessel Hyundai Highway, built in 1998 for $31.0 million.

III.	On March 20, 2008, the Company acquired a 2,200 TEU secondhand vessel Hyundai Bridge, built in 1998 for $31.0 million.

IV.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $196.9 million as of March 31, 2008. On July 1, 2007, the Company revised the residual value of the vessels taking into consideration the appreciation of steel prices during recent years. Such appreciation affected both the 10 year average and the five year average for the scrap in such a way that the Company also had to revise uniformly the scrap values on the basis of $300 per ton for all vessels.

5                 Advances for Vessels under Construction

a)              Advances for vessels under construction were as follows (in thousands):

	As of March 31, 2008	As of December 31, 2007

Advance payments for vessels	$547,014	$546,859
Progress payments for vessels	302,403	175,500
Capitalized interest	33,397	23,175
Total	$882,814	$745,534

During the first quarter of 2008, the Company remitted the following installments:

1.

$25.5 million in relation to construction contracts with Samsung Heavy Industries Co. Ltd. for four containerships (the HN 1670, the HN 1671, the HN 1672 and the HN 1673) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are July 2008, September 2008, November 2008 and December 2008, respectively. The Company has agreed to charter each of these containerships under 12-year charters.

2.

$18.3 million in relation to a construction contract with Sungdong Shipbuilding & Marine Engineering Co. Ltd. for one containership (the HN S4001) of 6,500 TEU. The contract price of the vessel is $91.5 million. The expected delivery date is April 2009. The Company has agreed to charter the containership under a 12-year charter.

3.

$83.1 million in relation to construction contracts with Hyundai Samho Heavy Industries Co. Limited for five 12,600 TEU containerships (the HN S-456, the HN S-457, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $166.2 million. The expected delivery dates are February 2011, April 2011, June 2011, August 2011 and September 2011, respectively. The Company has agreed to charter each of these containerships under 12-year charters.

	b)	Advances for vessels under construction and transfers to vessels’ cost as of March 31, 2008 and December 31, 2007, were as follows (in thousands):

As of January 1, 2007	$193,016
Additions	696,752
Transfer to vessels’ cost	(144,234)
As of December 31, 2007	$745,534
Additions	137,280
As of March 31, 2008	$882,814

6                 Deferred Charges

Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance Costs	Public Offering Costs	Total Deferred Charges
As of January 1, 2007	$8,315	$1,084	$—	$9,399
Additions from continuing operations	7,592	500	427	8,519
Written off amounts from continuing operations	(337)	(248)	—	(585)
Written off amounts from discontinued operations	—	(36)	—	(36)
Amortization from continuing operations	(6,113)	(164)	—	(6,277)
Amortization from discontinued operations	(103)	—	—	(103)
Written off due to sale of vessels from continuing operations	(240)	—	—	(240)
Written off due to sale of vessels from discontinued operations	(246)	—	—	(246)
As of December 31, 2007	$8,868	$1,136	$427	$10,431
Additions from continuing operations	3,184	1,089	90	4,363
Written off amounts from continuing operations	(181)	—	—	(181)
Amortization from continuing operations	(1,610)	(33)	—	(1,643)
Written off due to sale of vessels from continuing operations	(276)	—	—	(276)
As of March 31, 2008	$9,985	$2,192	$517	$12,694

7                 Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of March 31, 2008	As of December 31, 2007

Fair value of swaps	$2,988	$—
Other non-current assets	224	333
Total	$3,212	$333

In respect of the fair value of swaps, refer to Note 11b, Financial Instruments – Fair Value Interest Rate Swap Hedges.

8                                         Other Current and Non-current Liabilities

a)                                      Other current liabilities consisted of the following (in thousands):

	As of March 31, 2008	As of December 31, 2007

Fair value of forwards	$1,326	$1,402
Total	$1,326	$1,402

b)                                     Other long-term liabilities consisted of the following (in thousands):

	As of March 31, 2008	As of December 31, 2007

Fair value of swaps	$178,262	$55,307
Fair value of forwards	886	1,230
Total	$179,148	$56,537

In respect of the fair value of swaps and the fair value of forwards, refer to Note 11a, Financial Instruments – Cash Flow Interest Rate Swap Hedges and Note 11b, Financial Instruments – Fair Value Interest Rate Swap Hedges.

9                                         Lease Arrangements

During 2004, the Company entered into a structured transaction with third parties affecting four vessels in its current fleet and two vessels under construction whereby such vessels were acquired by counterparties to the transaction which then time chartered the vessels to the Company for a period of 6 ½ years. The Company did not account for the transactions as sale and lease-backs because the consideration for the vessels was not under the Company’s control.  Accordingly, the vessels continued to be recognized in the Company’s books along with the external bank debt used to finance the initial acquisition. The Company reduced the cost basis of the vessels and hulls at inception with the present value of the future cash inflows amounting to $59.6 million (£31.9 million), $32.3 million and $27.3 million for the vessels and for the hulls, respectively, and recognized this amount as a receivable in respect of the lease arrangements. The receivable balance was being reduced by the actual cash inflows over the 6 ½ year term. The discount rates used in the present value calculation ranged from 4.2% to 4.9%, reflecting the GBP applicable interest rate at the time of the inception of the transactions. As a result of a change in U.K. law enacted in 2006, the Company estimated that the cash benefits initially expected to be derived from this structure would eventually be paid back and, accordingly, reinstated the original book basis of the acquired vessels, recognized a liability for the net proceeds received by the Company reflecting periodic cash benefits received and recognized an incremental liability of $12.8 million, which was recorded as an expense. As a result of a restructuring in October 2007, the Company no longer expected to have to pay back any amounts previously evaluated due to the 2006 change in U.K. law. As a result, the Company expected to retain the cash benefits of $29.3 million received. Accordingly, the liability for cumulative net periodic distributions received in the form of cash benefits was reversed and recorded as a reduction of the book basis of the vessels.  In addition, the incremental liability of $12.8 million, which was recorded as expense in 2006, was reversed and recognized in earnings in 2007. On March 7, 2008, the Company exercised its right to arrange the sale of the vessels subject to the respective leasing arrangements to 100% owned subsidiaries of the Company, and realized an additional cash benefit of $16.9 million which was recorded as a further reduction of the book basis of the vessels.

10                                  Long-Term Debt

Long-term debt as of March 31, 2008, consisted of the following (in thousands):

Lender	As of March 31, 2008	Current portion	Long–term portion	As of December 31, 2007	Current portion	Long–term portion
The Royal Bank of Scotland	$511,613	$—	$511,613	$400,000	$—	$400,000
HSH Nordbank	44,000	4,000	40,000	45,000	4,000	41,000
The Export-Import Bank of Korea (“KEXIM”)	88,562	10,369	78,193	91,154	10,369	80,785
The Export-Import Bank of Korea (“KEXIM”) & FORTIS Bank	129,984	11,250	118,734	135,609	11,250	124,359
Emporiki Bank of Greece S.A.	47,400	—	47,400	—	—	—
HSH Nordbank AG and Aegean Baltic Bank	675,000	—	675,000	680,000	—	680,000
Fair value hedged debt	7,954	—	7,954	4,783	—	4,783
Total	$1,504,513	$25,619	$1,478,894	$1,356,546	$25,619	$1,330,927

On February 15, 2008, the Company entered into a credit facility with Emporiki Bank of Greece S.A. for up to $156.8 million to finance part of the purchase price of the Hull No S4001 and the Hull No S4002.  As of March 31, 2008, $47.4 million was outstanding under this credit facility and $109.4 million of undrawn availability remained available to the Company for future borrowings.

The interest rate on the Emporiki Bank of Greece S.A. credit facility is LIBOR plus 0.65%. The credit facility will be repaid over a 12 year period, with two years’ grace period, in 20 equal consecutive semiannual installments of $4.25 million and a balloon payment of $71.8 million along with the final installment. The first installment will be payable on the earlier of the date falling 30 months from the delivery date of the second vessel mortgaged there under and December 31, 2011.

11                                  Financial Instruments

a.                Cash Flow Interest Rate Swap Hedges

The Company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expenses from floating to fixed.  To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis.  For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

11                                  Financial Instruments (continued)

The interest rate swap agreements converting floating interest rate exposure into fixed, as of March 31, 2008 and December 31, 2007, were as follows (in thousands):

Counter- party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)		Floating Rate (Danaos receives)	Fair Value December 31, 2007	Fair Value March 31, 2008
RBS	3/9/2007	3/15/2010	3/15/2015	$200,000	5.07 p.a.	%	USD LIBOR 3M BBA	$(2,702)	$(7,954)
RBS	3/16/2007	3/20/2009	3/20/2014	$200,000	4.922 p.a.	%	USD LIBOR 3M BBA	$(4,274)	$(11,110)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855 p.a.	%	USD LIBOR 3M BBA	$(2,326)	$(6,041)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875 p.a.	%	USD LIBOR 3M BBA	$(2,414)	$(6,133)
RBS	12/1/2006	11/28/2008	11/28/2013	$100,000	4.78 p.a.	%	USD LIBOR 3M BBA	$(1,996)	$(5,696)
HSH Nordbank	12/6/2006	12/8/2006	12/8/2009	$200,000	4.739 p.a.	%	USD LIBOR 3M BBA	$(3,388)	$(7,991)
HSH Nordbank	12/6/2006	12/8/2009	12/8/2014	$400,000	4.855 p.a.	%	USD LIBOR 3M BBA	$(3,149)	$(14,218)
CITI	4/17/2007	4/17/2008	4/17/2015	$200,000	5.124 p.a.	%	USD LIBOR 3M BBA	$(8,440)	$(18,819)
CITI	4/20/2007	4/20/2010	4/20/2015	$200,000	5.1775 p.a.	%	USD LIBOR 3M BBA	$(3,363)	$(8,529)
RBS	9/13/2007	10/31/2007	10/31/2012	$500,000	4.745 p.a.	%	USD LIBOR 3M BBA	$(12,911)	$(34,334)
RBS	9/13/2007	9/15/2009	9/15/2014	$200,000	4.9775 p.a.	%	USD LIBOR 3M BBA	$(3,220)	$(9,200)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07%		USD LIBOR 3M BBA	$(655)	$(2,817)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12%		USD LIBOR 3M BBA	$(864)	$(3,042)
EUROBANK	12/6/2007	12/10/2010	12/10/2015	$200,000	4.8125 p.a.	%	USD LIBOR 3M BBA	$825	$(3,311)
EUROBANK	12/6/2007	12/10/2007	12/10/2010	$200,000	3.8925 p.a.	%	USD LIBOR 3M BBA	$153	$(6,649)
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975 p.a.	%	USD LIBOR 3M BBA	$(3,854)	$(11,107)
CITI	11/2/2007	11/6/2010	11/6/2015	$250,000	5.1 p.a.	%	USD LIBOR 3M BBA	$(2,027)	$(7,503)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98 p.a.	%	USD LIBOR 3M BBA	$(281)	$(2,409)
CITI	1/8/2008	1/10/2008	1/10/2011	$300,000	3.57 p.a.	%	USD LIBOR 3M BBA	$—	$(7,429)
CITI	2/7/2008	2/11/2011	2/11/2016	$200,000	4.695 p.a.	%	USD LIBOR 3M BBA	$—	$(1,884)
EUROBANK	2/11/2008	5/31/2011	5/31/2015	$200,000	4.755 p.a.	%	USD LIBOR 3M BBA	$—	$(2,086)
Total fair value								$(54,886)	$(178,262)

11                                  Financial Instruments (continued)

The total fair value change of the interest rate swaps for the period January 1, 2008 to March 31, 2008, amounted to $123.4 million, and is included in “Other comprehensive loss”. There was no ineffective portion for the period of the hedge.

b.                            Fair value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt with the following details (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)		Floating Rate (Danaos pays)		Fair Value December 31, 2007	Fair Value March 31, 2008
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125 p.a.	%	USD LIBOR 3M BBA + 0.835%	p.a.	$(177)	$(1,497)
RBS	11/15/2004	11/17/2004	2/11/2016	$62,342	5.0125 p.a.	%	USD LIBOR 3M BBA + 0.855%	p.a.	$(244)	$(1,491)
Total fair value									$(421)	$(2,988)

The total fair value change of the interest rate swaps for the period from January 1, 2008 until March 31, 2008, amounted to $3.4 million, and is included in the Statement of Income in “Gain on fair value of derivatives”. The related asset of $3.0 million is shown under “Other non-current assets” in the Balance Sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2008 until March 31, 2008, amounted to $3.2 million and is included in the Statement of Income in “Gain on fair value of derivatives”. The net ineffectiveness for March 31, 2008, amounted to $0.2 million and is shown in the Statement of Income under “Gain on fair value of derivatives”.

c.                             Foreign Currency Forward Contracts – Cash Flow Hedges

The Company entered into foreign currency forward contracts in 2004 to economically hedge its exposure to fluctuations of its anticipated cash inflows in U.K. pounds relating to certain lease arrangements as explained in Note 9. Pursuant to the adoption of the Company’s risk management accounting policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these forwards as hedging instruments, as of June 30, 2006, these foreign exchange forwards qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps is being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recycled to the Statement of Income in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately. The Company’s forward contracts ceased to qualify as hedging instruments under SFAS 133 in October 2007 as a result of amendments to the leasing arrangements described in Note 9, Leasing Arrangements. The total fair value change of the forward contracts for the period from December 31, 2007 until March 31, 2008, amounted to $0.4 million and is included in the Statement of Income in “Gain of fair value of derivatives”.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157. SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP 157-2, we will defer the adoption of SFAS No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on our fair value measurements.

The following tables present our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of March 31, 2008
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap contracts	$2,988	$—	$2,988	$—
Total	$2,988	$—	$2,988	$—

	Fair Value Measurements as of March 31, 2008
Liabilities	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap contacts	$178,262	$—	$178,262	$—
Foreign currency forward contracts	$2,212	$—	$2,212	$—
Total	$180,474	$—	$180,474	$—

The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

12   Commitments and Contingencies

Commitments

The Company, as of March 31, 2008 and December 31, 2007, had outstanding commitments of approximately $2,559.4 million and $2,726.3 million respectively for the construction of container vessels as follows:

Vessel	TEU	Contract Price	Outstanding Commitments as of March 31, 2008	Outstanding Commitments as of December 31, 2007
Hull 1670	4,253	$63,800	$38,280	$44,660
Hull 1671	4,253	$63,800	$44,660	$51,040
Hull 1672	4,253	$63,800	$44,660	$51,040
Hull 1673	4,253	$63,800	$44,660	$51,040
Hull 1698	4,253	$63,800	$51,040	$51,040
Hull 1699	4,253	$63,800	$51,040	$51,040
Hull S4001	6,500	$91,500	$54,900	$73,200
Hull S4002	6,500	$91,500	$73,200	$73,200
Hull S4003	6,500	$91,500	$73,200	$73,200
Hull S4004	6,500	$91,500	$73,200	$73,200
Hull S4005	6,500	$91,500	$73,200	$73,200
Hull N-214	6,500	$99,000	$79,200	$79,200
Hull N-215	6,500	$99,000	$79,200	$79,200
Hull N-216	6,500	$99,000	$79,200	$79,200
Hull N-217	6,500	$99,000	$79,200	$79,200
Hull N-218	6,500	$99,000	$79,200	$79,200
Hull N-219	3,400	$55,880	$39,116	$39,116
Hull N-220	3,400	$55,880	$39,116	$39,116
Hull N-221	3,400	$55,880	$39,116	$39,116
Hull N-222	3,400	$55,880	$39,116	$39,116
Hull N-223	3,400	$55,880	$39,116	$39,116
Hull Z00001	8,530	$113,000	$90,400	$90,400
Hull Z00002	8,530	$113,000	$90,400	$90,400
Hull Z00003	8,530	$113,000	$90,400	$90,400
Hull Z00004	8,530	$113,000	$90,400	$90,400
Hull S-456	12,600	$166,166	$116,316	$132,933
Hull S-457	12,600	$166,166	$116,316	$132,933
Hull S-458	12,600	$166,166	$116,316	$132,933
Hull S-461	10,100	$145,240	$116,192	$116,192
Hull S-462	10,100	$145,240	$116,192	$116,192
Hull S-463	10,100	$145,240	$116,192	$116,192
Hull S-459	12,600	$166,166	$116,316	$132,933
Hull S-460	12,600	$166,166	$116,316	$132,933
Hull 1022A	8,530	$117,500	$94,000	$94,000
	243,468	$3,450,750	$2,599,376	$2,726,281

12           Commitments and Contingencies (continued)

Contingencies

The Company entered into a guarantee facility agreement with HSH Nordbank on April 20, 2007, by which the Bank issued a performance guarantee for $148 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of four vessels. The guarantee amount will be decreasing as installments are being paid by the Company and is expected to go down to zero during the first quarter of 2010, when all of the installments that have been guaranteed are expected to have been remitted. For the issuance of the guarantee, the Company contributed 25% of the guaranteed amount ($37 million) as cash collateral at inception. As the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 25% of the outstanding guaranteed amount. Restricted cash balance from the guarantee facility agreement with HSH Nordbank is $33.9 million in the period ended March 31, 2008.

The Company entered into a guarantee facility agreement with the Royal Bank of Scotland on October 3, 2007, by which the Bank issued a performance guarantee for $35.3 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of one vessel. The guarantee amount will be decreasing as installments are being paid by the Company and are expected to go down to zero during the 3rd quarter of 2010, when all of the installments that have been guaranteed are expected to have been remitted. For the issuance of the guarantee, the Company contributed 20% of the guaranteed amount ($7.1 million) as cash collateral at inception. Going forward, as the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 20% of the outstanding guaranteed amount. Restricted cash balance from the guarantee facility agreement with the Royal Bank of Scotland is $7.1 million in the period ended March 31, 2008.

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. In the opinion of management, the disposition of the aforementioned lawsuits should not have a significant effect on the Company’s results of operations, financial position and cash flows.

13           Sale of Vessels

The Gain on sale of vessels of $5.6 million for the period ended March 31, 2008, reflects the sale of APL Belgium and Winterberg, as described below.

On January 15, 2008, the Company sold and delivered the APL Belgium to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company realized a gain on this sale of $0.8 million.

On January 25, 2008, the Company sold the Winterberg resulting in a net gain of $4.8 million.

14           Stockholders’ Equity

On October 14, 2005 and September 18, 2006, the Company’s Articles of Incorporation were amended. Under the amended articles of incorporation the Company’s authorized capital stock consists of 200,000,000 shares of common stock with a par value of $0.01, 54,557,500 common shares issued and outstanding, and 5,000,000 shares of preferred stock with a par value of $0.01, none of which had been issued as of March 31, 2008 and December 31, 2007, respectively.

On January 23, 2008, the Company declared dividends amounting to $0.465 per common share for the fourth quarter of 2007, which resulted in an aggregate dividend of $25.4 million paid on February 14, 2008, to all shareholders of record as of January 30, 2008.

15           Comprehensive Income/(Loss)

Other Comprehensive income/(loss) for the three months ended March 31, 2008 and 2007, was $(124,499) and $1,233, respectively. The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. The amounts in accumulated comprehensive income/(loss) related to realized gain or losses on cash flow hedges that have been entered into in order to hedge the variability of that interest are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset. Total comprehensive income/(loss) as of March 31, 2008 and March 31, 2007 was $(92,977) and $101,599, respectively.

16           Discontinued Operations

From 2002 to 2007, the Company owned a number of drybulk carriers, chartering them to its customers (the “Drybulk Business”). In 2006, the Company sold one drybulk vessel to an unaffiliated purchaser for $27.5 million and in 2007, the Company sold all six (6) remaining drybulk vessels in its fleet to an unaffiliated purchaser, for aggregate consideration of $143.5 million. The Company determined that the Drybulk Business met the requirements of Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (and related interpretations, including EITF Issue No. 03-13), and, accordingly, the Drybulk Business is reflected as discontinued operations in the Company’s consolidated statements of income for the periods presented. The Company allocated to discontinued operations zero interest expense and $0.4 million for the three months ended March 31, 2008 and March 31, 2007, respectively, based on actual interest incurred by each of the subsidiaries that owned the vessels that were disposed of.

The following table represents the revenues and net income from discontinued operations (in thousands):

	Three months ended March 31,
	2008	2007
Operating Revenues	$—	$5,548
Net Income	$5	$76,460

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income. In addition to the condensed consolidated financial statements (unaudited) themselves, certain disclosures contained in Notes 4, Vessels and Note 6, Deferred Charges, have also been modified to reflect the effects of these reclassifications on those disclosures.

17           Subsequent Events

On April 18, 2008, the Board of Directors declared a dividend of $0.465 per common share for the first quarter of 2008 payable to all shareholders of record as of April 30, 2008.